United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation

1. Name of Registrant:

Delta Air Lines, Inc.

2. Name of person relying on exemption:

International Association of Machinists and Aerospace Workers

3. Address of person relying on Exemption:

9000 Machinists Place
Upper Marlboro, MD 20772

4. Written Materials:

Attached are written materials, consisting of a letter to certain shareholders of Delta Air Lines, Inc., submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934.

September 10, 2008

IMPORTANT PROXY VOTING MATERIAL

Delta Air Lines, Inc. (NYSE)
Special Meeting Date: September 25, 2008

Dear Delta Air Lines Shareholder:

On behalf of the International Association of Machinists and Aerospace Workers (IAMAW), I am writing to once again voice our opposition to the proposed merger between Delta Air Lines, Inc. and Northwest Airlines Corp. We believe that this proposed merger exposes the Company to significant risk and harm to long-term shareholder value.

We strongly urge shareholders to VOTE AGAINST the merger-proposal number 1.

The past several months have brought a frenzy of pro-merger lobbying by both carriers. In spite of this extensive lobbying campaign, a steady chorus of influential analysts continue to express their view that this merger overstates its positive synergies and could threaten the existence of both carriers:

•
“Airline mergers have a checkered track record, rarely delivering on expected gains and usually creating labor unrest and service disruption.” Philip Baggaley, Managing Director of Standard & Poor’s Ratings Services. [1]

•	“Efficiencies are easy to assert, difficult to achieve, and rarely of the magnitude that their parties -- in their self interest -- claim.” Albert Foer, American Antitrust Institute. [2]

•	“Delta/Northwest and other Mega mergers cannot be justified by synergies and improved efficiencies.” Hubert Horan, Industry Analyst. [3]

•	“There are amalgamations that make economic and public policy sense but, as I shall demonstrate, this is not one of them.” Aaron Gellman, Northwestern University. [4]

__________________
1 Written testimony of Philip Baggaley at House Subcommittee on Aviation hearing, “Impact of Consolidation on the Aviation Industry, with Focus on the Proposed Merger Between Delta Air Lines and Northwest Airlines.” May 14, 2008.

1 Written testimony of Albert Foer at the May 14, 2008 House Subcommittee on Aviation hearing.

1 Written testimony of Hubert Horan at the May 14, 2008 House Subcommittee on Aviation hearing.

1 Written testimony of Aaron Gellman at the May 14, 2008 House Subcommittee on Aviation hearing.

The Delta and Northwest frozen pension plans currently have a combined shortfall of $7 billion.  Such a massive, underfunded liability would be an enormous burden on the merged airline. Historically, airlines that have shed their pension obligations have done so in bankruptcy, destroying shareholder value.

The combined company will be unable to successfully integrate the businesses of Delta and Northwest.

The combined company will be required to devote significant resources to integrating its operations and business practices while encountering numerous risks in the integration process. We believe that the risk exposure outweighs the potential benefits of the merger. Some of these risks include:

•
Complexities associated with managing the combined businesses, including the challenge of integrating complex systems, technology, aircraft fleets, networks and other assets of the companies in a seamless manner that minimizes adverse impact on customers, suppliers, employees and other constituencies;

•	Integrating the workforces and corporate cultures of the two airlines;

•
Potential unknown liabilities and unforeseen increased expenses or delays associated with the merger, including one-time cash costs to integrate the two airlines that may exceed the approximately $600 million total that Delta management currently anticipates; and

•	Mergers or other strategic alliances of other air carriers could be quickly announced as a response to this merger, changing the competitive landscape in which the combined company will operate.

The integration of the workforces of the two airlines will require the resolution of important issues relating to the union representation of various work groups and the relative seniority of the work groups at each carrier. Delays, expenses and other challenges to integrating the workforces could have a significant impact on the expected synergies from the combination of Delta and Northwest and could affect the financial performance of the combined company.

Delta and Northwest have failed to provide shareholders with a convincing argument that consolidation would increase shareholder value. For this reason, as well as for the concerns I have mentioned above, I urge shareholders of Delta to protect their interests, speak out to oppose this proposed merger, and vote NO on proposal number 1.

This is not a proxy solicitation. Please DO NOT send your proxy card to the IAMAW.